UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

June 11, 2024

Date of Report (Date of earliest event reported)

CYCLO THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-39780	59-3029743
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6714 NW 16th Street, Suite B Gainesville, Florida	32653
(Address of principal executive offices)	(Zip Code)

(386) 418-8060

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.0001 per share	CYTH	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	CYTHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On June 11, 2024, Cyclo Therapeutics, Inc., a Nevada corporation (the “Company”), entered into a Note Purchase Agreement (the “Agreement”) with Rafael Holdings, Inc., a Delaware corporation (“Rafael”), the holder of approximately 31.5% of the Company’s outstanding common stock, par value $0.0001 per share (the “Common Stock”), pursuant to which the Company issued and sold a convertible promissory note in the principal amount of $2,000,000.00 (the “Note”) to Rafael. The Note matures on November 11, 2024 and bears interest at a rate of 5% per annum, payable upon maturity. The Note may be prepaid by the Company in full at any time. The principal amount of the Note is convertible into shares of Common Stock, prior to the repayment of the Note, at the option of Rafael; automatically if the Company enters into a Qualified Financing (as defined) and at the option of Rafael if a Sale Transaction (as defined) occurs prior to repayment of the Note, all at the price and on the terms and conditions set forth in the Note. Upon the occurrence of an Event of Default (as defined) under the Note, including the failure of the Company to pay the principal or interest when due, the obligations of the Company under the Note may be accelerated. The Company intends to use the proceeds of the Note for working capital and general corporate purposes.

The descriptions of the Agreement and the Note are qualified in their entirety by reference to the actual terms thereof contained in the Agreement and the Note which are being filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K, and such terms are incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained in Item 1.01 above is hereby incorporated by reference into this Item 2.03.

Item 9.01.	Financial Statements and Exhibits.

(d)         Exhibits

Exhibit No.	Description

10.1	Note Purchase Agreement dated as of June 11, 2024 by and among Cyclo Therapeutics, Inc. and Rafael Holdings, Inc.+
10.2	Convertible Promissory Note dated June 11, 2024 payable to Rafael Holdings, Inc.+
104	Cover Page Interactive Data File (embedded within the Inline XBRL document.

+Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CYCLO THERAPEUTICS, INC.

Date: June 11, 2024	By:	/s/ N. Scott Fine
N. Scott Fine, Chief Executive Officer